UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 000-51625

CHINA LINEN TEXTILE INDUSTRY, LTD.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐ No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

 Submission of Matters to a Vote of Security Holders.

China Linen Textile Industry, Ltd. (the “Company”) held its Extraordinary General Meeting of the Shareholders on March 21, 2011.  A total of 17,975,704 ordinary shares of the Company (the “Ordinary Shares”), representing 88.06% of the shares outstanding and eligible to vote and constituting a quorum, were represented in person or by valid proxies at the Extraordinary General Meeting.  The final results for each of the matters submitted to a vote of shareholders at the Extraordinary General Meeting as set forth in the Proxy Statement are as follows:

Proposal 1. The consolidation of the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 Ordinary Shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 Ordinary Shares of US$0.007 par value each (the “Share Consolidation”) was approved by the shareholders by the votes set forth in the table below:

FOR	AGAINST	ABSTAIN
17,959,300	16,404	0

Proposal 2.   The adoption of the Amendment and Restated Memorandum of Association of the Company to reflect the Share Consolidation (the “Amended and Restated Memorandum”) was approved by the shareholders by the votes set forth in the table below:

FOR	AGAINST	ABSTAIN
17,959,400	16,304	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

Date: March 25, 2011	By:	/s/ Jodie Zheng Wehner
Name: Jodie Zheng Wehner
Title : Chief Financial Officer